FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of May 2008

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THE GAAP FINANCIAL STATEMENTS ATTACHED TO THE PRESS RELEASE THAT IS ATTACHED HERETO ON FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-130048) AND FORM S-8 (NOS. 333-136957, 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

B.O.S Better Online Solutions Announces Record Financial Results for the First Quarter 2008

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Shmuel Koren —————————————— Shmuel Koren President and CEO

Dated: May 22, 2008

B.O.S Better Online Solutions Announces Record Financial
Results for the First Quarter 2008

Proforma revenues increase by 164% over first quarter 2007

RISHON LEZION, Israel – May 22, 2008 – B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC; TASE: BOSC), a leading provider of comprehensive Mobile and RFID solutions and Supply Chain solutions for the enterprise, reported today its results for the first quarter ended March 31, 2008.

Financial Highlights

For the first quarter ended March 31, 2008 (Non GAAP Proforma):

š	Revenues increased 164% to US$14.2 million compared to the same period in 2007.
š	Net income increased to $253,000 and EBITDA to $328,000 from net loss of $152,000 and EBITDA of $51,000, in the same period for 2007.
š	Backlog increased 105% to US$13.3 million compared to US$6.5 million in the same period for 2007.

Non GAAP Proforma	Three months ended March 31,		Growth %
	2008 (a) (b)	2007 (b)
	(Unaudited)
	US dollars in thousands

Revenues:
Mobile and RFID solutions	$3,866	$782	394%
Supply Chain Solutions	10,360	4,601	125%

Total revenues	14,226	5,383	164%

Net income (loss) from continuing operation	253	(152)

Back log	13,300	6,500	105%

EBITDA	328	51	543%

(a)	On pro forma basis that gives effect to the acquisition by BOS of the assets of Dimex System Ltd (“Dimex”), which closed in March 2008, as if it had occurred, on January 1, 2008. See the accompanying “Condensed Consolidated Pro forma Statement of Operations.”

(b)	Doesn’t include expenses related to amortization of intangible assets and stock based compensation in three months ended in 2008 and 2007 in total amount of $261 thousand and $174 thousand, respectively.

“We are pleased to report excellent performance in the first quarter, demonstrated by our significant growth in top-line and bottom-line results,” said Shmuel Koren BOS’ President & CEO. “The acquisitions of Summit and Dimex and internal changes we made during 2007, resulted in significant improvement in our results of operation in the first quarter. We anticipate the continuing trend of strong revenue growth throughout the remainder of 2008.”

BOS maintains two profitable arms of Supply Chain Solutions and Mobile and RFID solutions that have generated $14.2 million revenues in the first quarter of 2008 compared to $5.4 million in the first quarter of 2007. Revenues are projected to exceed US$55 million annual revenues in 2008.

The Company is located in Israel and the US and employs approximately 150 employees worldwide. International sales counted for 38% of revenues in first quarter 2008 compared to 19% in the first quarter 2007. Backlog increased to $13.3 million at March 31, 2008 from $6.5 million in March 31, 2007.

BOS generated record EBITDA of US$328,000 in the first quarter of 2008 compared to US$51,000 in the first quarter of 2007. The devaluation of the US dollar against the NIS in the first quarter of 2008 reduced EBITDA by US$80,000. The Company expects to generate an annual EBITDA in 2008 of approximately US $2 million.

Review of results on GAAP basis:

Revenues for the first quarter of 2008 amounted to $12.1 million, a 126% increase over the revenues in the comparable quarter in 2007. The increase in revenues in the first quarter of 2008 resulted from the Company’s acquisition of Summit Radio Corp. in November 2007 and, to a lesser extent, from its acquisition of Dimex Systems in March 2008, as well as organic growth.

Gross profit for the first quarter of 2008 amounted to $2.7 million, a 136% increase over the gross profit in the comparable quarter in 2007. As a percentage of revenues, the gross margin in the first quarter of 2008 improved to 22% compared to 21% in the first quarter of 2007.

Operating loss in the first quarter of 2008 amounted to US$92,000, compared to an operating loss of US$169,000 in the first quarter of 2007. On a non-GAAP basis (i.e. excluding amortization of intangible assets and options compensation), the operating profit for the first quarter of 2008 was US$179,000 compared to a profit of US$5,000 in the first quarter of 2007.

Net loss for the first quarter of 2008 amounted to US$89,000 compared to a loss of US$326,000 in the first quarter of 2007. On a non GAAP basis (i.e. excluding amortization of intangible assets and options compensation), the operating profit for the first quarter of 2008 was US$147,000, compared to a loss of US$152,000 in the first quarter of 2007.

Information with respect to non-GAAP reconciliation to GAAP accompanies the condensed financial statements in this release.

Shmuel Koren BOS’ President & CEO said, “These strong financial results indicate a bright and prosperous outlook for BOS in 2008. We will continue to grow through organic growth and acquisitions to ensure future success within both the Israeli and international markets.”

About BOS

B.O.S Better Online Solutions Ltd. (“BOS”) was established in 1990.

BOS’s operations consist of:

(i)	Fully integrated Mobile and RFID Solutions that combine:

(a)	Software Applications – RFID Server, system management application and data collection tools with seamless interface to business application, and

(b)	Mobile Infrastructure – Automatic identification and data collection equipment based on RFID and barcode technology; and

(ii)	Supply Chain Solutions, reselling electronic systems and components for security, aerospace and networks.

BOS is traded on NASDAQ and on the Tel-Aviv Stock Exchange. Our website is www.boscorporate.com.

For further information please contact:

B.O.S Better Online Solutions Ltd.
Mr. Zvi Rabin +972 50-560-0140
zvi@kwan.co.il

or

Mr. Eyal Cohen, CFO, +972-3-954-1000
eyalc@boscom.com

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS; and additional risks and uncertainties detailed in BOS’s periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2008	2007	2007
	(Unaudited)		(Audited)

Revenues:
Mobile and RFID solutions	$1,791	$782	$2,673
Supply Chain Solutions	10,360	4,601	21,101

Total Revenues	12,151	5,383	23,774

Cost of revenues:
Mobile and RFID solutions	965	398	1,237
Supply Chain Solutions	8,507	3,851	17,862

Total cost of revenues	9,472	4,249	19,099

Gross profit:
Mobile and RFID solutions	826	384	1,436
Supply Chain Solutions	1,853	750	3,239

Total gross profit	2,679	1,134	4,675

Operating costs and expenses:
Research and development	271	127	636
In-process research and development	-	-	170
Sales and marketing	2,067	589	3,811
General and administrative	433	587	1,980

Total operating costs and expenses	2,771	1,303	6,597

Operating loss	(92)	(169)	(1,922)
Financial expenses, net	(214)	(195)	(469)
Expenses related to conversion of convertible note	-	-	(611)
Other income (expenses), net	-	11	(5,622)

Loss before taxes on income	(306)	(353)	(8,624)
Taxes benefit (expenses)	217	27	(9)

Loss from continuing operations	(89)	(326)	(8,633)

Income related to discontinued operations	-	-	237

Net loss	$(89)	$(326)	$(8,396)

Basic and diluted net loss per share from
continuing operations	$(0.01)	$(0.05)	$(1.00)

Diluted net earnings per share from discontinued operations	-	-	$0.02

Basic and diluted net loss per share	$(0.01)	$(0.05)	$(0.97)

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31, 2008	December 31, 2007
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,046	$4,271
Trade receivables, net	13,995	9,114
Other accounts receivable and prepaid expenses	1,433	945
Inventories	10,940	8,321

Total current assets	28,414	22,651

LONG-TERM ASSETS:
Severance pay fund	720	687
Investment in other companies	2,737	2,494
Other assets	165	42

Total long-term assets	3,622	3,223

PROPERTY AND EQUIPMENT, NET	1,169	719
GOODWILL	7,407	2,861
OTHER INTANGIBLE ASSETS, NET	2,823	1,678

Total assets	$43,435	$31,132

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loans and current maturities	$6,847	$5,028
Trade payables	7,738	5,258
Employees and payroll accruals	818	552
Deferred revenues	525	116
Accrued expenses and other liabilities	4,203	1,290

Total Current Liabilities	20,131	12,244

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities	3,144	3,286
Deferred taxes	591	366
Accrued severance pay	894	798
Other long-term liabilities	2,893	-

Total long-term liabilities	7,522	4,450

SHAREHOLDERS' EQUITY	15,782	14,438

Total liabilities and shareholder's equity	$43,435	$31,132

Reconciliation of Non-GAAP Financial Measures in Accordance with SEC Regulation G

U.S. dollars in thousands

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company.

The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

	Three months ended March 31, 2008				Dimex - two months ended Feb 29, 2008	Combined Proforma for three months ended March 31, 2008
	GAAP basis	Adjustments		Non GAAP	Non GAAP
	(Unaudited)				(Unaudited)

Revenues :
Mobile and RFID solutions	$1,791	$-		$1,791	$2,075	$3,866
Supply Chain Solutions	10,360	-		10,360	-	10,360

Total revenues	12,151	-		12,151	2,075	14,226

Gross profit:
Mobile and RFID solutions	826	5	a	831	521	1,352
Supply Chain Solutions	1,853	35	a	1,888	-	1,888

Total gross profit	2,679	40		2,719	521	3,240

Operating costs and expenses:

Research and development	271	-		271	-	271
Sales and marketing	2,067	(74)a, (48	)b	1,945	430	2,375
General and administrative	433	(109	)b	324	-	324

Total operating costs and expenses	2,771	(231)		2,540	430	2,970

Operating income (loss)	(92)	(271)		179	91	270
Financial expenses, net	(214)	-		(214)	15	(199)
Other income, net	-			-	-	-

Income (loss) before taxes on income	(306)	(271)		(35)	106	71
Taxes on income	217	(35	)a	182	-	182

Net income (loss) from continuing
operations	$(89)	$(236)		$147	$106	$253

Reconciliation of Non-GAAP Financial Measures in Accordance with SEC Regulation G

U.S. dollars in thousands

CONDENSED EBITDA:

Three months ended March 31, 2008
(Unaudited)

Net income as reported Combined Proforma	$253

Non GAAP adjustment:

Financial expenses, net	199
Depreciation and amortization	58
Tax on income	(182)

EBITDA	$328

	Three months ended March 31, 2007
	GAAP basis	Adjustments		Non GAAP
	(Unaudited)

Revenues :
Mobile and RFID solutions	$782	-		$782
Supply Chain Solutions	4,601	-		4,601

Total revenues	5,383	-		5,383

Gross profit:
Mobile and RFID solutions	384	-		384
Supply Chain Solutions	750	-		750

Total gross profit	1,134	-		1,134

Operating costs and expenses:
Research and development	127	-		127
Sales and marketing	589	(51	)a	538
General and administrative	587	(123	)b	464

Total operating costs and expenses	1,303	(174)		1,129

Operating income (loss)	(169)	(174)		5
Financial expenses, net	(195)	-		(195)
Other income, net	11	-		11

Loss before taxes on income	(353)	(174)		(179)
Taxes on income	27	-		27

Net loss from continuing operations	$(326)	$(174)		$(152)

Notes to the reconciliation:
a)	Amortization of intangible assets.
b)	Stock based compensation.

Reconciliation of Non-GAAP Financial Measures in Accordance with SEC Regulation G

U.S. dollars in thousands

CONDENSED EBITDA:

Three months ended March 31, 2007

Net income as reported	$(326)

Non GAAP adjustment:

Financial expenses, net	195
Depreciation and amortization	209
Tax on income	(27)

EBITDA	$51